Exhibit 1

Not for release, publication or distribution to any Italian Person or in, or into Italy

NOTICE RELATING TO OFFER TO PURCHASE FOR CASH AND

SOLICITATION OF CONSENTS TO PROPOSED AMENDMENTS

RELATING TO

Dollar Denominated 9 5/8% Senior Notes due 2012
and
Euro Denominated 10 1/8% Senior Notes due 2012

of

SMURFIT KAPPA FUNDING PLC

August 17, 2007 — Smurfit Kappa Funding plc, formerly known as JSG Funding plc (the “Company”), announced the results of its cash tender offer and solicitation of related consents (together, the “Offer”) relating to all of the Company’s outstanding 9 5/8% Dollar Senior Notes due 2012 (the “Dollar Notes”) and 10 1/8% Euro Senior Notes due 2012 (the “Euro Notes”, and together with the Dollar Notes, the “Notes”).

As of the Expiration Date, August 16, 2007, $72,059,000 in aggregate principal amount of the Dollar Notes and €29,390,000 in aggregate principal amount of the Euro Notes had been validly tendered in connection with the Offer. The Company accepted for payment on August 17, 2007 (the “Settlement Date”) all Notes validly tendered and not withdrawn at or prior to the Expiration Date.

Following the Settlement Date, $60,000 in aggregate principal amount of the Dollar Notes and €3,680,000 of the Euro Notes will remain outstanding. This Announcement includes forward-looking statements. These forward-looking statements include all matters that are not historical facts. Actual events or results may differ materially from those made in, or suggested by, the forward-looking statements contained in this Announcement.

Deutsche Bank AG, London Branch acted as exclusive dealer manager in connection with the Offer.

Dealer Manager:

Deutsche Bank AG, London Branch

Liability Management Group

Tel: +44 (0)20 7545 8011

email:  liability.management@db.com

Tender Agents and Depository Agent:

Deutsche Bank AG, London Branch
TSS — Restructuring Services Group
Tel: +44 (0)20 7547 5000
email:  xchange.offer@db.com

Deutsche Bank Luxembourg S.A
TSS — Restructuring Services Group
Tel: +352 421 22 460

Information Agent:
D.F. King & Co., Inc.
Banks and Brokers call: +1 212 269-5550 (collect)
All others call toll free: +1 800 859-8511

OFFER RESTRICTIONS

This Announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. This Announcement is also not a solicitation of consents to the proposed amendments to the Indentures. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

Neither this Announcement nor the Offer to Purchase and Consent Solicitation Statement constitute an invitation to participate in the Offer in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws.  The distribution of this Announcement or the Offer to Purchase and Consent Solicitation Statement in certain jurisdictions may be restricted by law.  Persons into whose possession this Announcement or the Offer to Purchase and Consent Solicitation Statement come are required by each of the Company, the Dealer Managers, the Tender Agents and the Information Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom. This document and any other documents or materials relating to the Offer are for distribution and must be passed on only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43(2) of the Financial Promotion Order (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom this document and such documents or materials can otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).  This document and such offer material are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document is available only to relevant persons and will be engaged in only with relevant persons.

Republic of Italy.  Neither the Offer nor any of the information contained herein constitutes an offer or an invitation to offer or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase or acquire the Notes, within the meaning set forth in articles 1, lett. (v), and 102 ff., of Legislative Decree February 24, 1998, n. 58. The Offer is not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. Tenders should not be made pursuant to the Offer by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported tender. Accordingly, copies of the Statement and any related documents may not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in or into or from the Republic of Italy. Any person who may have a legal or contractual obligation to forward the Statement and any related documents in the Republic of Italy should read the Statement before doing so. No prospectus will be lodged with, or registered by, the Commissione Nazionale per le Società e la Borsa in respect of the Offer. Accordingly the Notes may not be tendered or sold in the Republic of Italy and neither the Statement nor any other material relating to the Offer may be distributed or made available in the Republic of Italy.

Belgium.  In Belgium, the Offer is not, directly or indirectly, being made to, or for the account of, any person other than to professional or institutional investors referred to in article 3, 2° of the Belgian royal decree of July 7, 1999 on the public character of financial operations, each acting on their own account.  Neither this Announcement nor the Offer to Purchase document has been and will not be submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank, Financie en assurantiewezen) and, accordingly, may not be used in connection with any offer if Belgium except as may otherwise be permitted by law.

France.  The Offer is not being made, directly or indirectly, to the public in France. Only qualified investors (Investisseurs Qualifiés), as defined in Article L. 411-2 of the French Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998 are eligible to accept the Offer.